March 1, 2012

Consent of Independent Auditor

We hereby consent to the incorporation by reference in this Annual Report on Form 40-F for the year ended December 31, 2011 of Sprott Resource Lending Corp. of our report dated March 1, 2012, relating to the consolidated financial statements and the effectiveness of internal control over financial reporting which appears in the Exhibit incorporated by reference in this Annual Report.

We also consent to reference to us under the heading “Interest of Experts” in the Annual Information Form incorporated by reference in this Annual Report on Form 40-F.

Chartered Accountants, Licensed Public Accountants